UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 5)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
COX RADIO, INC.
(Name of Subject Company)
COX RADIO, INC.
(Name of Person Filing Statement)
Class A common stock, par value $0.33 per share
(Title of Class of Securities)
224051102
(CUSIP Number of Class of Securities)
Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 4. The Solicitation or Recommendation.
Item 9. Exhibits.
SIGNATURE
Purpose of the Amendment
The purpose of this Amendment No. 5 on Schedule 14D-9/A (together with any Exhibits hereto, this "Amendment”) is to amend Item 4, The Solicitation or Recommendation, and Item 9, Exhibits.
All capitalized terms used in this Amendment without definition have the meanings ascribed to them in Amendment No. 3 to the Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission”) on May 1, 2009 (the “Schedule 14D-9”) and this Amendment.
Item 4. The Solicitation or Recommendation.
Solicitation Recommendation.
The first paragraph under the heading “Solicitation Recommendation” is replaced in its entirety as follows:
     The Special Committee has unanimously determined and continues to believe that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). The Company, through the Special Committee as authorized by the Board, has also determined that the Offer is fair to the Company’s stockholders (other than Media and Enterprises). Additionally, the Special Committee recommends, on behalf of the Company and the Board, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Item 9. Exhibits.

Exhibit
Number	Description

*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

*(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(E)	Press release issued by the Company on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share.”

*(a)(2)(F)	Letter, dated May 1, 2009, from the Special Committee to the Company’s stockholders.

*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

*(a)(5)(C)	Opinion of Financial Advisor, dated April 1, 2009.

*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).

Exhibit
Number	Description

*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

*(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.

*(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.

*(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).

*(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461, Delaware Chancery Court (filed April 7, 2009).

*(a)(5)(K)	Presentation by Financial Advisor to the Special Committee, dated April 1, 2009.

*(a)(5)(L)	Memorandum of Understanding, dated April 29, 2009, among the parties to the Delaware Actions.

*(a)(5)(M)	Presentation by Financial Advisor to Media and Enterprises’ financial advisor, dated April 21, 2009.

*(a)(5)(N)	Presentation by Financial Advisor to the Special Committee, dated April 16, 2009.

*(a)(5)(O)	Presentation by Financial Advisor to the Special Committee, dated April 23, 2009.

*(a)(5)(P)	Presentation by Financial Advisor to the Special Committee, dated April 27, 2009.

*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.
By:	/s/ Charles L. Odom
	Name:	Charles L. Odom
	Title:	Chief Financial Officer
Dated: May 13, 2009

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